

March 25, 2015

Mr. Jeff Lupinacci
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

  Re: **Iconix Brand Group, Inc.**
    Form 10-K for the Year Ended December 31, 2013
    Filed February 27, 2014
    Response dated February 24, 2015
    File No. 001-10593

Dear Mr. Lupinacci:

  We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 69
Note 3. Acquisitions, Joint Ventures and Investments, page 75
Acquisitions, page 75

1. We note your response to comment two of our letter dated January 14, 2015. We do not believe the gains recognized as a result of the formation of joint ventures and sales of trademarks represent revenue, as we do not believe a compelling argument can be made that the formation of a joint venture or sale of trademark represent your ongoing major or central operations based on the definition of revenue in FASB Concept Statement No. 6. However, based on paragraph 86 of FASB Concept Statement No. 6, gains may be described or classified as "operating" or "nonoperating" depending on their relation to an entity's major ongoing or central operations. Therefore, we would not object to the

classification of these gains as a separate component of your operating income provided they are not characterized as revenue. Please revise your disclosures as follows:

- Revise any disclosure that references the gains on the formation of joint ventures, sales of trademarks, or similar transactions as revenue or other revenue.

- To the extent you include any revenue subtotals to arrive at operating income, the subtotal should not include any amounts that represent the gains on the formation of joint ventures, sales of trademarks, or similar transactions.

- Revise your Management's Discussion and Analysis, revenue recognition policy, and any other disclosures, as necessary, to clearly reflect the change described above.

2. You state in response to comment two of our letter dated February 11, 2015 that you have significantly grown your licensing royalties through your joint venture transactions. Please tell us whether you considered classifying the Equity earnings on joint ventures as a component of your operating income.

3. We note in your response to comment two of our letter dated February 11, 2015 that, where possible, you may consider acquiring control or full ownership of the joint ventures as the businesses in each territory reach sufficient scale to support the Company's full business structure. Please tell us why the joint venture agreements are structured at formation so that each party only owns 50% interest.

4. We note in your response to comment three of our letter dated February 11, 2015 that you included material terms from each agreement made with the transaction counterparty or owner of the counterparty (e.g., minimum revenue guarantees, put or call options, etc.). To further understand these material terms, please provide us with the following information:

- Explain the rationale and business reason for including put and/or call options in your joint venture agreements. Address both the pricing terms and exercise periods in your response.

- Clarify how you have accounted for the put and call options, including your consideration of whether the put and call options are embedded or freestanding instruments, and if the strike price is fixed, variable (according to a formula) or at fair value. In this regard, explain whether the put and call option exercise price is meant to be negotiated rather than based on a fixed amount or formula. If based on a fixed amount or formula, explain whether this is designed to represent fair value upon exercise, or a discount or premium to fair value.

- Clarify if your accounting for the put or call options impacted the amount or timing of the gains recorded for each transaction.

5.   We note you include general disclosure of the put and call option terms in your Form 10-K. For example, your current disclosures reference "an amount as defined in the agreement" or "a calculated amount as defined in the operating agreement." Please provide draft disclosure to be included in future filings that clearly describes the significant terms of each agreement, including the option pricing terms and exercisable periods. Alternatively, please file these agreements as exhibits.

6.   We note in your response to prior comment four of our letter dated February 11, 2015 that you mostly focus on the large size and extensive experience of the counterparty in your determination that collectability of the notes receivable is reasonably assured. Please advise us of the following with respect to your conclusions:

   •   For transactions in which you recorded a note receivable at closing, please further explain to us any other factors you considered to determine that collectability of the notes was reasonably assured.

   •   Tell us whether there have been any instances in which you renegotiated the terms of a note receivable after formation of a joint venture or were unable to collect a note receivable under its initial terms from a joint venture party.

   •   To the extent you have renegotiated any notes receivable, please tell us the reason for the renegotiation, describe any change to terms and provide any other pertinent details, including identification of the other party and current balance of the renegotiated receivable.

7.   You state on page A-3 of your response submitted February 24, 2015 that the "amount of equity at risk is sufficient because the trademarks, licenses and related assets contributed to Newco are expected to generate royalties with existing licenses and upon the consummation of new licenses." Please further describe to us the nature and significance of any "existing licenses" contributed at formation of each joint venture, and further explain to us how you considered these licenses in arriving at your conclusion that the assets do not represent a business.

8.   You state on page A-7 that based on the rights noted in the Newco operating/stockholders' agreement, one stockholder would not have any rights greater than the other; and the stockholders, Iconix and Partner, have joint control over all significant decisions. Please further explain to us the level at which significant decisions are made and the mechanisms in place for remediating disputes, including terms and conditions relating to the resolution of disputes. Also, in your response, please address the following.

- If one joint venture partner identifies a potential new licensee, must the other joint venture partner approve that license before it is executed?

- If a licensee breaches its license agreement and the two joint venture partners do not agree on whether or how to seek legal remedy, what is the course of action?

9.   You state on page A-7 that "Iconix does not own a majority of Newco upon formation…" Please clarify this statement given your statements elsewhere in your response that shortly before formation of the joint venture you contributed assets to a then newly formed, wholly-owned subsidiary of the Company.

10.   We note your description of the joint venture formation transactions A-E and J in the Appendix, and it appears that for each of these transactions the Company first contributed assets to a newly formed, wholly-owned subsidiary, and then the joint venture partner purchased a 50% interest in the Company's subsidiary directly from the Company. Please confirm our understanding that you have applied ASC 845 to account for the joint venture formation transactions and that you believe you have contributed assets to the joint venture. If so, please further explain to us why you believe that you contributed assets to the joint venture instead of an interest in a subsidiary that holds the assets, and why you believe ASC 810 is not applicable to your joint venture formation transactions.

11.   We note in the Appendix of your previous response that you reference interpretive guidance on ASC 323-10 under the computation of the gain discussion for the joint venture formations described in transactions A-E and J, which states "occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture," and "under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate." For each of these joint venture transactions, you also state that the counterparty paid cash directly to Iconix for its interest in the joint venture. Since the cash appears to have been paid directly to Iconix by the counterparty, rather than from a withdrawal from the joint venture, please further clarify why you believe this interpretation is applicable.

Form 8-K filed February 27, 2015
Exhibit 99.1

12.   We note in your revised free cash flow calculation that you add cash received from sale
        of trademarks and formation of joint ventures to your net cash provided by operating
        activities. We further note that the Company believes free cash flow is useful because it
        provides information regarding actual cash received in a specific period from the
        Company's comprehensive business strategy of maximizing the value of its brands
        through traditional licensing, international joint ventures and other arrangements. Please
        tell us how you considered deducting any cash that the Company paid in a specific period
        from its comprehensive business strategy to arrive at free cash flow. In this regard, we
        note your numerous acquisitions during fiscal 2013 and 2014, including the February
        2014 purchase from New Brands of its 50% interest in the existing Iconix Latin America
        joint venture for cash of $42.0 million. If you do not believe deducting these payments is
        appropriate, expand your disclosures accompanying free cash flow to state so and the
        reasons why.

        You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202)
551-3315 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3871 with any other questions.

                                              Sincerely,

                                              /s/Tia L. Jenkins

                                              Tia L. Jenkins
                                              Senior Assistant Chief Accountant
                                              Office of Beverages, Apparel, and
                                              Mining